UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70704

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/25___ AND ENDING ___12/31/25___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __B&D Capital Partners, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
- ☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__211 East Blvd__
(No. and Street)

__Charlotte__   __NC__   __28203__
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Jason Houseman__   __716-989-7708__   __jason@bdcappartners.com__
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Jennifer Wray CPA PLLC__
(Name – if individual, state last, first, and middle name)

__800 Bonaventure Way, Ste 168__ __Sugarland__   __TX__   __77479__
(Address)   (City)   (State)   (Zip Code)

__11/30/16__   __6328__
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, <u>Jason Houseman</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>B&D Capital Partners LLC</u>, as of <u>12/31</u>, 2<u>025</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CEO

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

B&D CAPITAL PARTNERS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

With Report of Independent Registered Public Accounting Firm

Pursuant to Rule 17a-5(d) of the Securities and Exchange Commission

For the Year Ended
December 31, 2025

B&D Capital Partners, LLC

TABLE OF CONTENTS

For the Year Ended December 31, 2025

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479

Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Member of B&D Capital Partners LLC,

Opinion on the Financial Statements

We have audited the accompanying statement of the financial condition of B&D Capital Partners LLC as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year ended December 31, 2025, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of B&D Capital Partners LLC as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of B&D Capital Partners LLC's management. Our responsibility is to express an opinion on B&D Capital Partners LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to B&D Capital Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III has been subjected to audit procedures performed in conjunction with the audit of B&D Capital Partners LLC's financial statements. The supplemental information is the responsibility of B&D Capital Partners LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as B&D Capital Partners LLC's auditor since 2022.

Sugar Land, Texas

March 10, 2026

B&D Capital Partners, LLC

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2025

ASSETS

Cash	$	169,549
Accounts receivable		100,575
Prepaid expenses		83,070
Other assets		35,000
TOTAL ASSETS	**$**	**388,194**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable & accrued liabilities	$	13,846
Due to related party		12,250
TOTAL LIABLITIES	**$**	**26,096**

COMMITMENTS AND CONTIGENCIES		-
MEMBER'S EQUITY	**$**	**362,098**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**388,194**

The accompanying notes are an integral part of these financial statements.

B&D Capital Partners, LLC

STATEMENT OF INCOME

For the Year Ended December 31, 2025

REVENUES		
Advisory fee income	$	1,075,313
Success fees		485,717
Interest income		2,837
Other income		440
TOTAL REVENUES	**$**	**1,564,307**
EXPENSES		
Salaries & wages	$	831,962
Professional fees		23,397
Regulatory fees		5,335
Technology, data, & communications		5,342
Occupancy & equipment		31,472
Other expenses		21,489
TOTAL EXPENSES	**$**	**918,997**
NET INCOME	**$**	**645,310**

The accompanying notes are an integral part of these financial statements.

B&D Capital Partners, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2025

BALANCE AT DECEMBER 31, 2024	$ 366,788
Distributions	(650,000)
Net Income	645,310
BALANCE AT DECEMBER 31, 2025	$ 362,098

The accompanying notes are an integral part of these financial statements.

Page 4

B&D Capital Partners, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	645,310
Changes in assets and liabilities		
Prepaid expenses		(5,615)
Accounts receivable		43,608
Other assets		(35,000)
Accounts payable & accrued expenses		(78,122)
Net Cash Provided by Operating Activities	$	**570,181**
CASH FLOWS FROM FINANCING ACTIVIES		
Distributions		(650,000)
Net Cash Used by Financing Activities		**(650,000)**
NET DECREASE IN CASH		**(79,819)**
CASH AT BEGINNING OF YEAR		**249,368**
CASH BALANCE AT DECEMBER 31, 2025	$	**169,549**

The accompanying notes are an integral part of these financial statements.

B&D Capital Partners, LLC
NOTES TO THE FINANCIAL STATEMENTS
For the Year Ended December 31, 2025

1. **Organization and Nature of Business**

   B&D Capital Partners, LLC (Company) was established in 2021 and is a North Carolina limited liability company. The Company is a wholly owned subsidiary of Blystone & Donaldson, LLC (Parent). The Company is a registered broker dealer under the Securities Exchange Act of 1934 and is a member of Financial Industry Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

   The Company will not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company has represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers, and (3) does not and will not carry PAB accounts. The Company's business activities are and will remain as described below.

2. **Significant Accounting and Reporting Policies**

   Basis of Presentation

   The Company's financial statements are prepared using the accrual method of accounting in accordance with U.S. generally accepted accounting principles (GAAP).

   Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   Cash and Cash Equivalents

   The Company maintains its cash in a bank deposit account(s) which, at times, may exceed the federally insured limits. The Company monitors the bank account(s) and does not expect to incur any losses from such account(s). The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. At December 31, 2025, the Company had no cash equivalents.

2. **Significant Accounting and Reporting Policies – Continued**

Accounts Receivable

The Company considers accounts receivable to be fully collectable; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectable, they will be charged to operations when that determination is made.

At December 31, 2025, The Company had $100,575 in net receivables from executed contracts, which the Company considers to be fully collectable.

Revenue

The Company recognizes Revenue from Contracts with Customers in accordance with ("ASC Topic 606"). This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Additionally, the guidance requires the Company to follow a five-step model to a) identify the contract with the customer, b) identify the performance obligations in the contract, c) determine the transaction price, d) allocate the transaction price to the performance obligations in the contract, and e) recognize revenue when (or as) the Company satisfies a performance obligation.

Revenues include fees arising from private placement and advisory fees. Private securities placement in which the Company acts as an agent are recorded pursuant to the terms of the Company's agreements with respective offering parties. Private placement fees are recorded based upon the capital commitments obtained as of the closing for the respective placement when all performance obligations to the client have been completed. Advisory fees are based on the Company providing monthly placement and advisory services, which are recorded at the end of each month in which service obligations have been performed.

Fair Value of Financial Instruments

FASB ASC 820 defines fair value, established a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transactions to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous

B&D Capital Partners, LLC
NOTES TO THE FINANCIAL STATEMENTS
For the Year Ended December 31, 2025

2. Significant Accounting and Reporting Policies – Continued

Fair Value of Financial Instruments – Continued

market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – inputs in the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short term, highly liquid nature. These instruments include cash, accounts receivable, accounts payable, and accounts payable-related party.

Income Taxes

The Company is a limited liability company treated as a disregarded entity. Accordingly, in lieu of federal and state income taxes, the member is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state taxes has been included in these financial statements. The Company's sole member's tax return remains subject to examination by the appropriate taxing jurisdiction for tax years ending after December 31, 2019.

3. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934 which requires maintenance of minimum net capital. Under the Rule, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. The ratio of aggregated indebtedness to net capital cannot exceed 1500% or 15:1.

At December 31, 2025, the Company had net capital of $143,453 which is $138,453 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 18.19%.

B&D Capital Partners, LLC
NOTES TO THE FINANCIAL STATEMENTS
For the Year Ended December 31, 2025

4. **Segment Reporting**

According to the guidance in FASB ASC 280, Segment Reporting, as amended by the FASB ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires the companies, including those with a single reportable segment, to disclose additional information about a reportable segment's expenses in interim and annual periods, among other requirements.

The Company is engaged in a single line of business as a securities broker dealer, which is comprised of one class of service, including investment banking, investment advisory, and venture capital businesses. The Company has identified its President, Jason Houseman, as the Chief Operating Decision Maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make member distributions. The Company's operations constitute a single operating segment, and therefore, a single reportable segment because the CODM manages the business activities using the information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 99% of its total revenue from a single external customer in 2025.

5. **Other Assets**

In February 2025, the Company accepted 70,000 shares of VIP Play stock in lieu of payment of an open accounts receivable of $52,500. The shares are valued at $.50 per share. This resulted in an other asset on the balance sheet of $35,000 for which the Company takes a 100% haircut. The balance of $17,500 was written off.

6. **Related Party Transactions**

The Company is a wholly owned subsidiary of Blystone & Donaldson, LLC (Parent). B&D Resources, LLC (Affiliate), is also wholly owned by Blystone & Donaldson, LLC. In connection with this relationship, the Company and its Affiliate have executed an expense sharing agreement on October 1, 2024, whereby the Company receives a monthly allocation of expenses incurred by the Affiliate on its behalf. During 2025, the Company recorded expenses under this agreement totaling $550,000. The entirety of this amount is in salaries and wages on the Statement of Income.
Additionally, the Company and its Parent have an executed expense sharing agreement, whereby the Company receives a monthly allocation of expenses incurred by the Parent on its behalf. During 2025, the Company recorded expenses under this agreement totaling $3,000. Included in the total is a provision for rent. The Company recorded rent totaling $2,400 related to the shared expense with the Parent. $600 was recorded for internet and telephone use.

7. **Distributions**

During 2025, the Company made distributions to the Parent totaling $650,000.

8. **Subordinated Liabilities**

The Company had no liabilities subordinated to the claims of general creditors as of the beginning of 2025, end of 2025, and during 2025.

9. **Commitments and Contingencies**

The Company does not have any commitments or contingencies including arbitration or other litigation claims that may result in a loss or a future obligation.

10. **Subsequent Events**

In accordance with FASB Accounting Standards Codification 855, Subsequent Events, the Company has evaluated all events or transactions that occurred after December 31, 2025, through the date of the issued financial statements. During this period there were no material recognizable subsequent events that required recording or disclosures in the December 31, 2025, financial statements.

SUPPLEMENTAL INFORMATION

B&D Capital Partners, LLC

SCHEDULE I

NET CAPITAL COMPUTATION

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2025

COMPUTATION OF NET CAPITAL

TOTAL MEMBER'S EQUITY	$ 362,098
ADJUSTED NET WORTH	**362,098**
LESS:	
Non-allowable assets	
Prepaid expenses	(83,070)
Accounts receivable	(100,575)
Other assets	(35,000)
Total non-allowable assets	(218,645)
TENTATIVE NET CAPTIAL	**$ 143,453**
HAIRCUTS ON SECURITIES	-
NET CAPITAL	**$ 143,453**
Minimum dollar net capital requirement of reporting broker dealer (greater of $5,000 or 6-2/3% of AI)	5,000
EXCESS NET CAPITAL	**$ 138,453**
TOTAL AGGREGATE INDEBTEDNESS	**26,096**
MINIMUM NET CAPITAL BASED ON AI	**5,000**
PERCENTAGE OF NET CAPITAL TO AI	**18,19%**

There are no material differences between net capital in Part IIA of Form X-17A-5 and net capital above.

SUPPLEMENTAL INFORMATION

B&D Capital Partners, LLC

SCHEDULE II

DETERMINATION OF RESERVE REQUIREMENTS

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934

For the Year Ended December 31, 2025

The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2025, without exception

SCHEDULE III

POSSESSION & CONTROL REQUIREMENTS

Information Relating to the Possession or Control Requirements under the Securities and Exchange Commission Rule 15c3-3

For the Year Ended December 31, 2025

The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2025, without exception

B&D Capital Partners, LLC

Supplementary Customer Protection Exemption Report

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

For the Year Ended December 31, 2025

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Member of
B&D Capital Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which B&D Capital Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a- 5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240. I 7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. §240.17a-5(d)(I) and (4), B&D Capital Partners, LLC states that (1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities not conducted under a 15c3-3 exemption exclusively to: Participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. and the Company (1) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2)did not carry accounts of or for customers; and (3) did not carry PAB account (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

B&D Capital Partners, LLC's management, is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about B&D Capital Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

3/10/2026

B&D Capital Partners, LLC's Exemption Report

B&D Capital Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities not conducted under a 15c3-3 exemption exclusively to: Participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

   The Company: (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, January 01, 2025 through December 31, 2025, without exception.

B&D Capital Partners, LLC

I, Jason Houseman, do hereby affirm that to my best knowledge and belief this Exemption Report, covering the period January 2025 through December 2025 is true and correct.

CEO

B&D Capital Partners, LLC

Supplementary Auditor's Agreed Upon Procedures Report

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

For the Year Ended December 31, 2025

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

Agreed-upon Procedures Report—Form SIPC-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Member of B&D Capital Partners LLC,

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of B&D Capital Partners LLC is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com   PCAOB#6328

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Jennifer Wray CPA PLLC

Sugar Land, TX

March 10, 2026

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended   12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:	
MEMBER NAME	SEC No.
B&D CAPITAL PARTNERS LLC	8-70704
For the fiscal period beginning 1/1/2025 and ending 12/31/2025	

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)	$ 1,564,307.00
2	Additions:	
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
b	Net loss from principal transactions in securities in trading accounts.	
c	Net loss from principal transactions in commodities in trading accounts.	
d	Interest and dividend expense deducted in determining item 1.	
e	Net loss from management of or participation in the underwriting or distribution of securities.	
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.	
g	Net loss from securities in investment accounts.	
h	Add lines 2a through 2g. This is your **total additions**.	$ 0.00
3	Add lines 1 and 2h	$ 1,564,307.00
4	Deductions:	
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	
b	Revenues from commodity transactions.	
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
d	Reimbursements for postage in connection with proxy solicitations.	
e	Net gain from securities in investment accounts.	
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
h	Other revenue not related either directly or indirectly to the securities business.	
	Deductions in excess of $100,000 require documentation	
5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income	
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)	
c	Enter the greater of line 5a or 5b	$ 0.00
6	Add lines 4a through 4h and 5c. This is your **total deductions**.	$ 0.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

7		Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 1,564,307.00
8		Multiply line 7 by .0015. This is your **General Assessment**.			$ 2,346.00
9		Current overpayment/credit balance, if any			$ 0.00
10		General assessment from last filed 2025 SIPC-6 or 6A		$ 238.00	
11	a	Overpayment(s) applied on all 2025 SIPC-6 and 6A(s)	$ 0.00		
	b	Any other overpayments applied	$ 0.00		
	c	All payments applied for 2025 SIPC-6 and 6A(s)	$ 238.00		
	d	Add lines 11a through 11c		$ 238.00	
12		**LESSER** of line 10 or 11d.			$ 238.00
13	a	Amount from line 8		$ 2,346.00	
	b	Amount from line 9		$ 0.00	
	c	Amount from line 12		$ 238.00	
	d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 2,108.00
14		Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15		**Amount you owe SIPC**. Add lines 13d and 14.			$ 2,108.00
16		Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-70704	DEA: FINRA	2025	Dec

MEMBER NAME
MAILING ADDRESS
B&D CAPITAL PARTNERS LLC
211 EAST BLVD
CHARLOTTE, NC 28203-4719

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

B&D CAPITAL PARTNERS LLC	JASON HOUSEMAN
(Name of SIPC Member)	(Authorized Signatory)
1/22/2026	jason@bdcappartners.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.



Thank you for your payments

I, as agent for the SIPC Member firm and for which I have signatory authority, authorize SIPC electronically to debit the account ending in 3322, in the amount of $2,108.00 on or the next business day after 01/22/2026. I understand that because this is an electronic transaction, these funds may be withdrawn from the account as soon as today. This authorization will remain in full force and effect until I notify SIPC by telephone at (202) 371-8300 AND by email at ACH@SIPC.org before 4:00 p.m. ET on today's date to withdraw authorization.

Reference #
B26022102114245

Payment Date	**SEC Registration No.**
01/22/2026	8-70704
Member Name	**Email Receipt to**
B&D CAPITAL PARTNERS LLC	jason@bdcappartners.com
Payment Type	**Device Type**
Direct Payment	Web
Additional Comments	**Routing Number**
	*****0196
Bank	
BANK OF AMERICA, N.A.	
Name on Account	**Payment Method**
B&D Capital Partners, LLC	Business checking ***3322
Status	**Total Payment Amount**
Pending	$2,108.00

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the first half of the fiscal year ending   12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	SEC No.
B&D CAPITAL PARTNERS LLC	8-70704

For the fiscal period beginning   1/1/2025   and ending   6/30/2025

---

1   Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)   **$ 158,889.00**

2   Additions:

  a Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

  b Net loss from principal transactions in securities in trading accounts.

  c Net loss from principal transactions in commodities in trading accounts.

  d Interest and dividend expense deducted in determining item 1.

  e Net loss from management of or participation in the underwriting or distribution of securities.

  f Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.

  g Net loss from securities in investment accounts.

  h Add lines 2a through 2g. This is your **total additions**.   **$ 0.00**

3   Add lines 1 and 2h   **$ 158,889.00**

4   Deductions:

  a Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.

  b Revenues from commodity transactions.

  c Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

  d Reimbursements for postage in connection with proxy solicitations.

  e Net gain from securities in investment accounts.

  f 100% commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

  g Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

  h Other revenue not related either directly or indirectly to the securities business.

Deductions in excess of $100,000 require documentation

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the first half of the fiscal year ending   12/31/2025

5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income	
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)	
	c	Enter the greater of line 5a or 5b	$ 0.00
6		Add lines 4a through 4h and 5c. This is your **total deductions**.	$ 0.00
7		Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.	$ 158,889.00
8		Multiply line 7 by .0015. This is your **General Assessment**.	$ 238.00
9		Current overpayment/credit balance, if any	$ 0.00
10		Subtract line 9 from line 8. This is your **assessment balance due**.	$ 238.00
11		Interest (see instructions) for 0 days late at 20% per annum	$ 0.00
12		**Amount you owe SIPC**. Add lines 10 and 11.	$ 238.00
13		Overpayment/credit carried forward (if applicable)	$ 0.00

SEC No. 8-70704	*Designated Examining Authority* DEA: FINRA	*FYE* 2025	*Month* Dec
MEMBER NAME *MAILING ADDRESS*	B&D CAPITAL PARTNERS LLC 211 EAST BLVD CHARLOTTE, NC 28203-4719		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

✔ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

B&D CAPITAL PARTNERS LLC	JASON HOUSEMAN
(Name of SIPC Member)	(Authorized Signatory)
7/2/2025	jason@bdcappartners.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 30 days after the end of the first six months of the fiscal year.



Thank you for your payments

I, as agent for the SIPC Member firm and for which I have signatory authority, authorize SIPC electronically to debit the account ending in 3322, in the amount of $238.00 on or the next business day after 07/02/2025. I understand that because this is an electronic transaction, these funds may be withdrawn from the account as soon as today. This authorization will remain in full force and effect until I notify SIPC by telephone at (202) 371-8300 AND by email at ACH@SIPC.org before 4:00 p.m. ET on today's date to withdraw authorization.

Reference #
B2518390550919

Payment Date	**SEC Registration No.**
07/02/2025	8-70704
Member Name	**Email Receipt to**
B&D CAPITAL PARTNERS LLC	jason@bdcappartners.com
Payment Type	**Device Type**
Direct Payment	Web
Additional Comments	**Routing Number**
	*****0196
Bank	
BANK OF AMERICA, N.A.	
Name on Account	**Payment Method**
B&D Capital Partners, LLC	Business checking ***3322
Status	**Total Payment Amount**
Pending	$238.00

B&D Capital Partners, LLC

SIPC Reconciliation Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2025

SIPC Reconciliation

Total revenue	$ 1,564,307
Deductions	-
SIPC net operating revenues	$ 1,564,307
Amount due per general assessment @ .0015	$ 2,346
Overpayment applied	-
Balance due after applied overpayment	$ 2,346

SIPC Form	Assessment	Date Paid	Payment
SIPC-6	$ 238	07/02/25	ACH - SIPC
SIPC-7	$ 2,108	01/22/26	ACH - SIPC
Total amount paid	$ 2,346		

Reconciled difference overpayment (underpayment)	$ 0

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer that is a member of SIPC with revenues in excess of $500,000 to file a supplemental report (Agreed Upon Procedures Report) related to the broker-dealers SIPC annual general assessment reconciliation, or if the registered broker-dealer is exempt from SIPC membership an Exclusion from Membership, SIPC Form 3 with appropriate schedules shall be included in this supplemental section below. Broker-dealers that are members of SIPC with revenues that do not exceed $500,000 are not required to file the Agreed Upon Procedures Report in this supplemental section.